SHUMAKER, LOOP & KENDRICK, LLP
ATTORNEYS AT LAW
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JULIO C. ESQUIVEL (813) 227-2325 jesquivel@slk-law.com	TAMPA, FLORIDA 33602	OTHER OFFICES: CHARLOTTE, NC COLUMBUS, OH TOLEDO, OH
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December 3, 2007

VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Mail Stop 6010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GeoPharma, Inc.
Registration Statement on Form S-3 Filed April 26, 2007
Amendment No. 1 thereto filed June 5, 2007
Amendment No. 2 thereto filed August 22, 2007
File No. 333-142369

Dear Mr. Riedler:

On behalf of GeoPharma, Inc. (the “Company”), we herein respond to the comments of the Staff of the Division of Corporation Finance, dated November 28, 2007, with respect to Amendment No. 2 to the Registration Statement referenced above. For your convenience, the Staff’s comments are set forth in bold below and our responses follow the comments.

1.	The ownership calculations indicate Carnegie Capital owned 582,537 shares on March 31, 2007. Item 12 of your most recent Form 10-K indicates Carnegie Capital owns 911,552 shares. Please explain the circumstances for this discrepancy, including when the additional shares were acquired by Carnegie Capital.

In response to the Staff’s comment, we advise the staff that footnote 3 to the Security Ownership table in Item 12 of the Company’s most recent Form 10-K contains an inadvertent scrivener’s error. While the total number of shares beneficially owned by Mr. Taneja in the table is correct, the number of shares listed as being owned by Carnegie Capital should have been 582,537. We do not believe this to be a material error, especially since the total number in the table is correct, but will certainly correct the footnote in future filings.

2.	Please explain why the beneficial ownership table in the amendment to your Form S-4 filed July 3, 2007, does not reflect Whitebox Pharmaceutical Growth Fund as a 5% shareholder.

In response to the Staff’s comment, we advise the Staff that the number of actual shares of Common Stock of the Company owned by Whitebox is far below the 5% threshold of the beneficial ownership table. Further, Section 2(d) of the Warrant granted to Whitebox and Section 4(c)(ii) of Whitebox’s Secured Convertible Promissory Note contain provisions that limit the number of shares that can be acquired and owned by Whitebox upon exercise and conversion of those instruments to 4.99% of the Company’s outstanding shares. That limitation can only be waived by Whitebox with at least 61 days prior written notice. Whitebox has not provided such notice. Thus, Whitebox does not (and did not on the date of the Form S-4), beneficially own 5% of the Company’s shares as computed by Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

Should you have any further questions or comments, please call me at the number indicated above. We look forward to working with you to obtain the effectiveness of the registration statement.

Very truly yours,

/s/ Julio C. Esquivel
Julio C. Esquivel